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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 6-K/A
                                AMENDMENT No. 1
                                  TO FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of April, 2001

                                  Enodis plc

                           1 Farnham Road, Guildford
                        Surrey, GU2 4RG, United Kingdom
                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F:      X                  Form 40-F:  _____
                     ---------


         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes:     _______           No:      X
                                         ---------
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         On April 12, 2001, the Registrant notified the London Stock Exchange that it has filed a Form 20-F with the U.S. Securities and Exchange Commission which presents its results for the period ended 30 September 2000 under US Generally Accepted Accounting Principles ("US Gaap"). Application of US Gaap requires the Building and Consumer Products Division to be treated as a discontinued business, with corresponding adjustment of the US Gaap financial statements. This requirement results from the decision to seek a buyer for the Division.

         UK Generally Accepted Accounting Principles ("UK Gaap") do not require such treatment. The effect on the US Gaap financial statements is that all results of the Building and Consumer Products Division are reallocated to "Income from Discontinued Operations" and all assets are reclassified as current assets.

         The disposal process is ongoing, and may or may not lead to an offer acceptable to the Board of Directors.

                                      ###

         On April 23, the Registrant distributed the following press release:

                         ENODIS PLC ANNOUNCES SALE OF
                    BUILDING AND CONSUMER PRODUCTS DIVISION

LONDON, April 23, 2001 -- Enodis plc (London: ENO; NYSE: ENO) announces that it has reached agreement to sell its Building and Consumer Products Division ("B and CP") to a subsidiary company of Nobia AB ("Nobia") for a consideration of (pounds)134 million, of which (pounds)114 million is in cash and (pounds)20 million is in the form of a vendor loan, together with warrants to acquire Nobia shares.

B and CP comprises Magnet Limited, a leading UK manufacturer and retailer of domestic kitchen furniture and other joinery products including windows and doors, and CP Hart & Sons Limited which distributes bathroom products. The Division has 227 outlets throughout the UK, four plants and employs some 2,300 people. In the year ended 30 September 2000 sales were (pounds)276 million and operating profits (pounds)27.1 million.

Nobia is a private company headquartered in Stockholm, Sweden. It manufactures a wide range of kitchen furniture which it markets throughout Europe under the following brands:- Poggenpohl, Goldreif, Pronorm, Optifit, Norema, Marbodal,
HTH, Segdal and A la Carte. Group turnover in the year ended 31 December 2000 exceeded SEK 4 billion (c (pounds)275 million). Nobia's major shareholders are Industri Kapital 1994-fund, Skanska and Norsk Kyokken Invest. A public offering of Nobia's shares is planned within the next two years.
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The vendor loan is repayable in 2009 or on a sale or public offering of Nobia if earlier. The loan is subordinated to Nobia's bank and mezzanine debt and interest is payable to Enodis at 3.5 per cent over LIBOR. In addition, warrants representing 1 per cent of the share capital of Nobia will be issued to Enodis on completion, with a potential for a further 1 per cent over the next 2 years if the vendor loan remains outstanding. In total these warrants are estimated to have a potential value of up to (pounds)2 million. It is the intention of Enodis to retain these warrants for investment purposes.

The cash consideration is subject to adjustment for any difference between the value of B and CP's audited net operating assets at 31 March 2001 and (pounds)83.8 million, the estimated amount. The sale agreement contains normal commercial warranties and indemnities. A payment of (pounds)10 million will be made by Enodis to Magnet Limited on completion in respect of pension funding.

The sale is expected to result in a net exceptional profit over book value of approximately (pounds)25 million, which will be recorded in Enodis' results for the year ending 30 September 2001. Due to availability of capital losses, no tax is expected to be payable on the exceptional profit. The net cash proceeds will be used to repay bank debt.

The sale of B and CP will enable Enodis to focus solely on its core commercial Food Equipment business which, through its broad range of "hot" and "cold" side products, is the world's leading food equipment manufacturer.

The transaction is subject to the approval of Enodis' shareholders: a circular will be issued in due course giving further details and convening an EGM. Completion, which is also subject to EU competition clearance, is planned before the end of June. Enodis is due to announce its interim results on 22 May 2001.

The Board of Enodis is committed to maintaining its strong relationships with customers and employees, which are central to its strategy for creating shareholder value. It recognises the requirement to restore this value and reduce debt, and is therefore carrying out a full review of its options in order to determine the most appropriate way of meeting these objectives.

Peter Brooks, Chairman of Enodis, said: "We are delighted to have reached an agreement which is good for Enodis, Nobia and the management and employees of Magnet. It will enable us to focus exclusively on our core Food Equipment business where we have powerful market-leading positions and excellent long term growth opportunities. We are also pleased that the employees of Magnet will benefit from being part of the leading European manufacturer of domestic kitchen furniture."

Enquiries:    Peter Brooks - Chairman                                       020 7006 1466
              Andrew Allner - Chief Financial Officer                       01483 549 525
              Steve Jacobs/Richard Mountain - Financial Dynamics            020 7831 3113

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Notes to Editors:
----------------

Magnet manufactures and sells kitchen and bedroom furniture, timber and PVCU joinery to both retail and trade customers, principally in the UK. It also distributes bathroom products, mainly under the CP Hart brand. Magnet's four manufacturing sites are located at Keighley, Penrith, Flint and Darlington. CP Hart operates five showrooms, located in London (2), Glasgow, Manchester, and Guildford, and has a warehousing and logistics centre in Kent.

This press release contains "forward-looking statements," within the meaning of the U.S. federal securities laws, that represent the Company's expectations or beliefs regarding future events, based on currently available information, including statements concerning its anticipated performance and plans. These statements by their nature involve substantial risks and uncertainties, many of which are beyond the Company's control. The Company's actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors. Factors that could cause the Company's results to differ materially from its expectations include: the Company's susceptibility to regional economic downturns, currency fluctuations, large customer order slowdowns and other risks related to its U.S., U.K. and foreign operations; its ability to realize cost savings from its cost reduction program; keen competition in its fragmented and consolidating industry; and the other risk factors and more complete descriptions of these factors found under "Risk Factors" in the Company's Form 20-F filed with the SEC.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ENODIS PLC



April 23, 2001
                                        By: /s/ Andrew F. Roake
                                            -----------------------
                                            Name:  Andrew F. Roake
                                            Title: Chief Operating Officer